Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

CHG Healthcare Services, Inc.:

We consent to the use of our report dated March 23, 2006, except as to Note 16 which date is as of July 21, 2006, with respect to the consolidated balance sheets of CHG Healthcare Services, Inc., as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholder’s equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2005 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Salt Lake City, Utah

July 21, 2006